SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                             TOWER AUTOMOTIVE, INC.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $17.125 OR MORE
                         (Title of Class of Securities)

                                    891707101
                      (CUSIP Number of Class of Securities)

                                Anthony A. Barone
                             Chief Financial Officer
                              5211 Cascade Road, SE
                          Grand Rapids, Michigan 49546
                                 (616) 802-1600
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and communications on Behalf of
                         the Person(s) Filing Statement)

                                 With a copy to:
                              Michael G. Wooldridge
                     Varnum, Riddering, Schmidt & HowlettLLP
                              333 Bridge Street, NW
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000

                            CALCULATION OF FILING FEE
    ----------------------------------------------------------------------
    Transaction Valuation*                            Amount of Filing Fee
        $6,219,151.70                                       $1,243.83

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,743,000 shares of common stock of the company having an aggregate value of $6,219,151.70, will be exchanged in response to this offer. The aggregate value of the options was calculated based on the Black-Scholes Option Pricing Model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1 percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $1,243.83    Filing party:     Tower Automotive, Inc.
Form or registration no.:  Schedule TO  Date filed:       July 25, 2001
                                                Amendment No. 4 - Sept. 11, 2001

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.
[   ] going-private transaction subject to Rule 13e-3.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                             INTRODUCTORY STATEMENT

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities Exchange Commission on July 25, 2001, as amended by Amendment No. 1 filed on July 26, 2001; Amendment No. 2 filed on August 27, 2001; Amendment No. 3 filed on September 5, 2001; and Amendment No. 4 filed on September 11, 2001 (the "Schedule TO"), to report the results of the offer by Tower Automotive, Inc., a Delaware corporation (the "Company"), to certain of its active employees and consultants to exchange all options to purchase shares of common stock, par value $.01 per share, of the Company (the "Common Stock") having an exercise price equal to or greater than $17.125 per share, which are outstanding under the Tower Automotive, Inc. 1994 Key Colleague Stock Option Plan and the Tower Automotive, Inc. Long Term Incentive Plan (collectively, the "Plans") for restricted shares of Common Stock that will be issued under one or more of the Plans, upon the terms and subject to the conditions described in (i) the Offer to Exchange dated July 25, 2001, and the related Letter of Transmittal, as supplemented by a Supplement dated August 27, 2001, and (ii) a second Offer to Exchange dated September 11, 2001, and related Letter of Transmittal, which were sent to additional optionees (collectively, the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION

     The Offer expires at 12:00 midnight, Eastern Time, on Friday night, September 14, 2001. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 1,503,500 shares of Common Stock, representing approximately 86.26% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will issue approximately 518,717 restricted shares of Common Stock, with a grant date of September 17, 2001, in exchange for such tendered options. We will promptly send each tendering option holder whose options have been accepted for exchange a letter indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange and the corresponding number of restricted shares of Common Stock that will be issued and enclosing a restricted stock agreement between the Company and the tendering option holder.

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

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

                                        TOWER AUTOMOTIVE, INC.



                                        By:/s/ Anthony A. Barone
                                           -------------------------------------
                                           Anthony A. Barone
                                           Chief Financial Officer

Dated:  September 19, 2001



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